July 3, 2025

FILED VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Figure Certificate Company

(File No. 333-275154)

Dear Mr. Williamson:

On behalf of Figure Certificate Company (the “Company”), submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided orally on June 27, 2025 with regard to the Company’s first amendment to the Post-Effective Amendment Number 1 to Registration Statement Number 333-275154 (the “Amendment”), relating to the Transferable Certificates and Installment Certificates (together, the “Certificates”) of the Company. The Amendment was filed with the Commission on June 5, 2025 under the Securities Act of 1933 (the “Securities Act”).

Below, we have provided your comments (in bold) and the Company’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Comments:

1.	We note that the Company filed a Form 10-Q for the period ending March 31, 2025. Updated financials do not appear to have been included in the Amendment. Please include them.

Response: The updated financials have been included in the Amendment.

2.	It appears that you have eliminated disclosures related to the burning of Certificates. Please explain why and confirm that the eliminated statements would still be accurate, if made.

Response: A slightly revised version of the eliminated disclosures relating to the burning of the Certificates has been added to the Amendment.

3.	In connection with the revisions the Company made in response to the Staff’s previous Comments 3 and 9, please clarify in the disclosure what information will be maintained by the transfer agent on-chain and off-chain.

Response: The requested disclosure has been added to the Amendment.

Please do not hesitate to contact me at (202) 683-3840 or susan.gault-brown@aoshearman.com if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Susan Gault-Brown

Susan Gault-Brown

Allen Overy Shearman Sterling US, LLP

cc: Jason Rives, Chief Compliance Officer, Figure Certificate Company